UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM 10-K/A

(Mark One)

   [ X ] Annual Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2013

   [    ] Transition Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

For the transition period from _______________ to _______________

Commission File Number:  000-53084

WESTGATE ACQUISITIONS CORPORATION

(Exact name of registrant as specified in its charter)

 Nevada         87-0639379

(State or other jurisdiction of (I.R.S. Employer

incorporation or organization) Identification No.)

2681 East Parleys Way, Suite 204, Salt Lake City, Utah 84109

(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code:   (801) 322-3401

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $0.00001 par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the

Securities Act. Yes [   ]   No [ X ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.      Yes [   ]   No [ X ]

Indicate by check mark whether the registrant:  (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

  Yes [ X ]   No [   ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.      [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.

Large accelerated filer [   ] Accelerated filer [   ]

Non-accelerated filer  [   ] Smaller reporting company [X]

(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes [ X ]   No [   ]

The aggregate market value of the voting stock held by non-affiliates of the registrant based on the closing sales price, or the average bid and asked price on such stock, as of June 30, 2012, the last business day of the registrant’s most recently completed fiscal year, was $-0-.  Shares of the registrant’s common stock held by each executive officer and director and by each entity or person that, to the registrant’s knowledge, owned 10% or more of registrant’s outstanding common stock as of June 30, 2012 have been excluded in that such persons may be deemed to be affiliates of the registrant.  This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of shares of the registrant’s common stock outstanding as of October 27, 2014 was 6,000,000

DOCUMENTS INCORPORATED BY REFERENCE

A description of "Documents Incorporated by Reference" is contained in Part IV, Item 15.

WESTGATE ACQUISITIONS CORPORATION

TABLE OF CONTENTS

Page

PART  I

Item 1. Business  3

Item 1A. Risk Factors 10

Item 1B. Unresolved Staff Comments 10

Item 2. Properties 10

Item 3. Legal Proceedings 10

Item 4. Mine Safety Disclosures 10

PART  II

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer

Purchases of Equity Securities 10

Item 6. Selected Financial Data 12

Item 7.   Management's Discussion and Analysis of Financial Condition and

Results of Operations 12

Item 7A. Quantitative and Qualitative Disclosures About Market Risk 14

Item 8. Financial Statements and Supplementary Data 14

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure 23

Item 9A. Controls and Procedures 23

Item 9B Other Information 24

PART  III

Item 10.  Directors, Executive Officers and Corporate Governance 24

Item 11. Executive Compensation 25

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related

Stockholder Matters 25

Item 13. Certain Relationships and Related Transactions and Director Independence 26

Item 14. Principal Accounting Fees and Services 27

PART  IV

Item 15. Exhibits, Financial Statement Schedules. 27

Signatures 30

EXPLANATORY NOTE

This Amendment No. 2 to the Annual Report on Form 10-K for Westgate Acquisitions Corporation, amends the Form 10-K for the year ended December 31, 2013 filed with the SEC on April 14, 2014, and Amendment No. 1 to the Form 10-K filed on August 27, 2014.  This Amended Form 10-K is being filed to revise certain portions of Item 1 in response to comments issued by the SEC. No other material changes or additions are being made hereby except to update the report as necessary.

PART I

Item 1.  Business.

Business Development

History

Westgate Acquisitions Corporation is an exploration stage company incorporated on September 8, 1999 under the laws of the State of Nevada.  On November 30, 1999, the Company filed with the SEC a registration statement on Form SB-2 under the Securities Act of 1933 to register the Company’s outstanding shares.  The registration statement was subsequently abandoned.

On December 12, 2013, we finalized the acquisition from Blue Cap Development Corp. of certain mining and/or mineral claims and/or leases located in Sections 15, 16, 21, 22, T 8 S, R 15 E, in the New Mexico Principal Meridian, Lincoln County, New Mexico (the “Claims”).  Initially we were to acquire certain other claims located in the vicinity of the acquired Claims, but our final agreement with Blue Cap substituted the Claims described above.  According to SEC Industry Guide No. 7, we are classified or considered an exploration stage mining company, which is defined as a company engaged in the search for mineral deposits or reserves of precious and base metal targets, which are not in either the development or production stage. We have no known mineral reserves and our proposed preliminary studies of the Claims is exploratory in nature.

In anticipation of acquiring the Claims, on July 13, 2012 our Board of Directors unanimously approved a forward split of our 1.5 million issued and outstanding shares of common stock on a twenty (20) shares for one (1) share basis.  Contemporaneous with the forward stock split, which became effective on July 18, 2012, three principal stockholders, Edward F. Cowle, H. Deworth Williams and Geoff Williams, agreed to contribute back to the company for cancellation an aggregate of 1,250,000 pre-split shares of common stock. Following the forward stock split and share cancellation, we had 6.0 million shares of common stock issued and outstanding.

In consideration for the Claims, we issued to Blue Cap 1.0 million shares of Westgate’s authorized, but previously unissued common stock.  The amount of shares was negotiated between the parties and the 1.0 million shares represent 16.67% of Westgate’s 6.0 million total outstanding shares presently outstanding.  All references to common stock herein and in our financial statements have been retroactively restated to incorporate the effect of the forward stock-split.

Current Business

Following the acquisition of the Claims we have become engaged in the mineral exploration business.  We are developing a plan to commence an exploration program for the possibility of deposits of rare earth elements on the Claims.  Rare earth elements are essential for a diverse and expanding array of high-technology applications and for many current and emerging alternative energy technologies, such as electric vehicles, energy-efficient lighting, and wind power.  Examples of products that use rare earth elements are computer hard drives, smart phones, TV screens and wind turbines.  Rare earth elements are also critical for a number of key defense systems such as lasers, radar, missile-guidance systems and other electronics. Management anticipates that the company will need to secure adequate funding to implement an exploration program. There can be no assurance that we will be able to secure the necessary funding to fulfill our goals, or that any future funding will be available on terms favorable to the company, or at all.

We have engaged the services of Minex Exploration to conduct preliminary studies of claims.  We intend to conduct exploration activities for rare earth, gold, silver and other minerals in various phases.  There can be no assurance that a commercially viable mineral deposit exists on our property.  Extensive exploration will be required before we can make a final evaluation as to the economic and legal feasibility of any potential deposit. We will continue to examine the possibility of acquiring additional viable mineral leases that could potentially enhance our portfolio.

Exploration of Properties

Our mineral lease properties are located 7 miles northeast of Capitan, in Lincoln County, New Mexico (the “Capitan Property”).  The area is generally characterized by an average elevation of approximately 5500 feet and is made up of gentle rising hills and ridges to about 6200 feet to the west and 5600 feet to the east. The ridges and elevation decrease to the south to an elevation of 5800 feet. The highest elevation in the district is Polvadera Mountain at an elevation of  7292 feet, located approximately 6000 feet due North West of our claims.

Terrain

The terrain is moderate rolling to steep, heavily vegetated with grass, juniper, pine, carrizo, and several species of cactus. Exfoliated Alaskite forms talus slopes of cobble to boulder size. Outcrop composes approximately 40% of the claim block, with the remainder composed of loose talus, dirt and cobble sized cover. The elevation varies from 6500 feet on the south and southeast, to nearly 8200 feet in the north and northwest.

All of our claims are located in four blocks in a semi-remote area with no infrastructure in place.  The only access to the properties is by historic gravel or dirt roads and trails.  There is no current access to water or power, although we do not foresee a need during the first phases of exploration.  Typically, all contract personnel carry their own water and have portable generators for their operations, including phase two drill programs.  Drilling operators supply tanker trucks for their water needs.

In the event an ore body is discovered as a result of our exploration programs, significant additional funding would be necessary to proceed.  In order to satisfy this need, we anticipate seeking a strategic partnership or joint venture with a much larger mining company in order to fund additional heavy exploration drilling, feasibility studies and establishing mining operations. A feasibility study would detail the costs to provide all infrastructure including, but not limited to, pumping water from underground sources or building lakes to hold such water needs, building electrical lines to the area for needed power or using stand-alone large generator systems to provide necessary power. It is our intent to remain an exploration company and to seek a partner to further explore and operate our properties.  Presently, there can be no assurance that we will discover minerals in a commercially viable amount or that we would be able to secure a strategic partner to provide necessary funding to become operational.

Regulatory Requirements

In order to maintain the company’s claims and/or leases, we must make annual maintenance fee payments to the Bureau Land Management (“BLM”) and State of New Mexico, due the 1st of September of each year.  Payment to the BLM is $155 per claim. We currently own 8 BLM mineral leases.

Phase one of our exploration program, completing a preliminary geological report on our BLM mineral lease claims, require no permits or bonding, provided there is no surface land disturbance of more than one-third acre.  Phase two, provided preliminary geological reports are favorable, will proceed with a drill program to confirm mineralization on these target areas from the surface to depth.  If initial core samples show evidence of rare earth mineralization, a geological, grid maps will be produced to lay out an extensive drill program to define a potential mineable ore body.  Phase two will require an “Access and Land Use Permit” from the BLM and State of New Mexico.  Generally, this will require about 30 days for the filing process and cost approximately $12,000 for a bond to assure the reclamation of the subject areas.  We anticipate that processing the paperwork for the permit and securing the requisite bond can be completed during the second quarter of 2014 so that the permits can be in place to begin phase two during the second half of 2014.

Maps of Properties

The following are maps (figure 1) and pictures of the company’s properties.

DeLORME

XMap®/GIS Editor

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Prospect
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Prospect
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Prospect
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CAPIT
Thorium
Canyon
Canyon
Uranium
JEEP TRAIL
Bills
Canyon
Buck
Canyon
JEEP TRAIL
8027
7600
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7165

MINING CLAIM MAP
CAP 3-12, 14-16 Lode Mining Claims

Located in Sections 15,16,21,22,23,26, and 27, T8S
R15E, New Mexico Principal Meridian
Lincoln County New Mexico

The type of corner and location monuments used:
2"x2" wooden posts

Locator:
USRE
2681 Parleys Way Ste 204
Salt Lake City UT 84109 Located: May 2010

Data use subject to license.
© 2004 DeLorme. XMap®/GIS Editor.
www.delorme.com

TN
MN (0.0°E)

Scale 1 : 19,200

1" = 1,600.0 ft Data Zoom 13-4

History of Claims

Property Location and Description:

The Capitan Property is situated on approximately 165 acres located 7 miles northeast of Capitan, in Lincoln County, New Mexico, in Sections 15, 16, 21 and 22, Township 8 South, Range 15 East, New Mexico Principal Meridian. The property consists of 8 lode mining claims, CAP 3-10. The claims block is located on public land under the administration of the USFS. The Capitan Property is bounded by state and private land to the south. (figure 1., property map). A long history of mining is associated with the area. Historic mines are found throughout Lincoln and adjoining counties. It should be noted that we have no known mineral reserves and our initial studies of the Claims is exploratory in nature.

Geology:

The Capitan Mountains are an East-West trending range composed of Alaskite, an alkaline feldspar granitoid, which hosts thorium rich mineralization in the form of Thorite. (Griswold, 1959). The claim block is generally underlain by relatively homogeneous Alaskite, which in field sample is off white to pink, fine to medium grained rock, primarily composed of plagioclase with minor quartz and biotite, Mineralization occurs in the form of veins and zones hosted in the Alaskite country rocks.

Minex Exploration was engaged to stake our Claims and preform preliminary geologic assessment of the Capitan Property. Geologic work includes vein identification and mapping, representative outcrop and float sampling, vein rock assaying using Radiation Solutions RS-125, and mapping of structural and lithologic details. Veins are recognizable in hand specimen and via scintillometer readings. The veins are randomly oriented throughout the claim block, and range from less than 1 cm to over 1.5 m width, and a strike length of and from 10cm to 10 meters.  Zones of radioactivity were identified using the scintillometer only, as there was no outcrop. These zones could possibly represent a buried vein or the complete erosion of a thorium rich vein and assimilation into the surrounding country rock. Field assay results were representative of the contacts between the host rock which was generally non-radioactive, and the distinct secondary intrusive suite of thorite bearing veins.  Nineteen rock samples were collected and are representative of the vein extent on the Capitan Property.  Preliminary assay results indicated a presence of Uranium and Thorium, although these results should not be considered conclusive.

Because we currently lack the requisite funds to fully explore our mineral claims, we will have to obtain additional funding to fully complete our business plan.  In order to raise capital, the most likely method available to us would be the private sale of securities.  Because we are an exploration stage company, it is unlikely that we could make a public sale of securities or be able to borrow any significant sum from either a commercial or private lender.  There can be no assurance that we will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on acceptable terms.  It may be necessary for officers, directors or principal stockholders to advance funds and we intend to hold expenses to a minimum and accrue expenses as possible until such time as adequate funding is secured. Further, directors and officers will defer any compensation until such time as our business warrants and adequate funds are available.  As of the date hereof, we have not made any arrangements or definitive agreements for additional funding.

We do not intend to hire employees in the immediate future, with the possible exception of part-time clerical assistance on an as-needed basis.  Outside advisors or consultants will be used only if they can be obtained for minimal cost or on a deferred payment basis.  Management is confident that it will be able to operate in this manner and to continue its search for business opportunities during the next twelve months.  Also, we do not anticipate making any significant capital expenditures until we can successfully complete an acquisition or merger.

In the event our exploration program is successful and an ore body is discovered, significant additional funding would be necessary to proceed.  In order to satisfy this need, we anticipate seeking a strategic partnership or joint venture with a much larger mining company in order to fund additional heavy exploration drilling, feasibility studies and establishing mining operations. A feasibility study would detail the costs to provide all infrastructure including, but not limited to, pumping water from underground sources or building lakes to hold such water needs, building electrical lines to the area for needed power or using stand-alone large generator systems to provide necessary power. It is our intent to remain an exploration company and to seek a partner to further explore and operate our properties.  Presently, there can be no assurance that we will discover minerals in a commercially viable amount or that we would be able to secure a strategic partner to provide necessary funding to become operational.

We anticipate needing to raise additional funds during the next 12 months to complete our exploration commitments.

TOTAL FUNDING REQUIREMENTS -- $35,000

Phase one of our exploration plan is intended to define possible mineralized zones on our properties, which will further define potential drill targets. We will seek a mineral exploration report from a qualified, licensed geologist, which will describe in detail all of the exploration data, testing results and all other operations performed on the properties as well as a definitive further exploration program with suggested costs to enter into and perform the next phase of the expected exploration.

We estimate that exploration expenditures to complete the initial phase will be approximately $19,300. Each phase of our proposed exploration will be assessed to determine whether the results warrant further work. If exploration results on the initial phases do not warrant drilling or further exploration, we will suspend operations on the property. We will then seek additional exploration properties and additional funding with which to conduct the work. In the event that we are unable to obtain additional financing or additional properties, we may not be able to continue active business operations.

Historically, we have incurred operating losses and will not be able to exist indefinitely without securing additional operating funds. In the view of our independent auditors, we require additional funds to maintain our operations and these conditions raise substantial doubt about our ability to continue as a going concern.

Plan Of Operations

Our plan of operation reflects our objectives and anticipated growth for the next 12 months and beyond, identifying cash requirements to fulfill our business objectives.  We will need to raise additional funds during the next 12 months to complete our exploration commitments and to pay for general business expenses. We believe current funds are sufficient to complete requisite initial geological reports as well as cover general and administrative expenses for at least the next six months.  However, we estimate that we will need up to an additional $50,000 during the next twelve months to complete the second phase of exploration and to commence an exploration program on our properties including the cost to exercise the option to acquire the additional claims and general expenses.  We intend to explore a possible private placement of our securities and/or debt financing to raise the additional fund, although no definitive plan has been formulated and there can be no assurance that we will be able to realize the necessary funds.

In the event we complete our planned initial exploration programs and successfully identify a mineral deposit, we will need substantial additional funds for drilling and engineering studies to determine whether the mineral deposit is commercially viable. If we are unable to raise additional funds for this work, we would be unable to proceed, even if a mineral deposit is discovered.

We anticipate that exploration on our properties will be conducted as Phase One (A) and Phase One (B). Because we are an exploration stage company, we have no known mineral reserves and the preliminary studies of our Claims will be exploratory in nature.

Phase One (A)

Goal:  Review existing work, check filing status (county, BLM), property visit, Geochem sampling grid pattern for target identification and comprehensive property assessment, preliminary geology map, Plan of Operations completion.

Phase One (A) – Estimated Exploration Costs:

• Office: Publication review, filing review, phone work. Geologist 6 hrs $     450

• Field: 10 days

-Geologist+Field Assistant. [geo-$500/day, tech-$300/day for 10 days $  8,000

-Lodging [2 rooms Carizozo, 8 nights $  1,100

-Flights [two round trip avg.]  $  1,200

-Contingency[10%] $  1,100

• Supplies

-Truck Rental[10 days at avg. of $175/day] $  1,750

-ATV Rental[10 days at $100/day] $  1,000

-Analytical tools [xrf, scintillometer, etc.] $  1,000

-Sample bags [rock and soil geochem bags] $     100

-Miscellaneous supplies [as needed] $     400

• Analysis

-Blanks and Standards [1 blank, 2 standards] $     250

-Shipping costs [to lab or return] $     250

-Analysis [~300 samples at ~$10/sample] $  3,000

• Reporting and Research

-Report final, Phase One (A)

-Geology report

-Updated maps

-Assay data plotted/contoured

-Data base completed

-Geologist, office time-~20 hrs. $  1,500

TOTAL Phase One (A) $21,100

Phase One (B)

Goal:  Based on Phase One (A) results, refine targets, locate and perform trenching, obtain metallurgical samples for milling and processing tests. Complete geological and geochemical mapping based on new trench results and ground time. Rank targets, investigate mills, processing options etc. Complete all needed permitting for sampling, trench work, access and related tasks.

Phase One (B) – Estimated Exploration Costs:

• Field

-Mechanical trenching,~1000 ft.

-Geologist and assistant [3 days at $800/day] ** $  2,400

-Geological mapping and map production

-Geologist [5 days at $500/day] ** $  2,500

-Sampling

-Further infill sampling based on Phase I (A) results $     500

• Supplies

-Trackhoe rental, Kubota KX91 or equivalent

[6 days at $300/day] $  1,800

-Sampling supplies [as needed] $     400

-Truck Rental [10 days at avg. of $175/day] $  1,750

-ATV Rental [10 days at $100/day] $  1,000

-Contingency [10%] $  1,100

• Analysis

- Analysis [~150 samples at ~$10/sample] $  1,500

-Shipping $     250

• Reporting and Finalization

-Final property report

-Maps in original and digital format

-Comprehensive database of work results to date

-Geologist and assistant $  1,500

TOTAL Phase One (B) $14,700

Our total exploration expenditures for Phase One (A) and Phase One (B) are expected to be approximately $35,800. We currently have approximately $25,000 in available funds. Each phase of our proposed exploration will be assessed to determine whether the results warrant further work. If exploration results on the initial phases do not warrant drilling or further exploration, we will suspend operations on the property. We will then seek additional exploration properties and additional funding with which to conduct the work. In the event that we are unable to obtain additional financing or additional properties, we may not be able to continue active business operations.

Historically, we have incurred operating losses and will not be able to exist indefinitely without securing additional operating funds. In the view of our independent auditors, we require additional funds to maintain our operations and these conditions raise substantial doubt about our ability to continue as a going concern.

We will not be conducting any product research or development over the next 12 months and do not expect to purchase any plant or significant equipment during that time. We do not have employees and do not expect add employees over the next 12 months, except for possible consultants and part-time clerical help. We anticipate that our current management team will satisfy our requirements for the foreseeable future.

Competition

The exploration for and exploitation of mineral reserves is highly competitive with many local, national and international companies in the marketplace. We must compete against several established companies in the industry that are better financed and/or who have closer working relationships with productive mining companies. We will most likely seek a strategic relationship with a more established and larger mining company to provide assistance, if exploration results so warrant. We have not entered into any agreements with any third parties to produce any minerals from our property, nor have we identified any potential partners in that regards, nor is there any assurance we will be able to secure such agreements. If we are unable to identify and/or partner with any third parties to assist us in attaining “production grade” minerals, we will likely be unsuccessful in producing any such minerals.

Government Regulation

Because we are engaged in the mineral exploration activities, we are exposed to many governmental and environmental risks associated with our business. We are currently in the initial exploration stages and management has not determined whether significant site reclamation costs will be required.

Environmental and other government regulations at the federal, state and local level may include:

● surface impact;

● water acquisition and treatment;

● site access;

● reclamation;

● wildlife preservation;

● licenses and permits; and

● maintaining the environment.

Regulatory compliance in the mining industry is complex and the failure to meet and satisfy various requirements can result in fines, civil or criminal penalties or other limitations.

In the event we are able to secure funding necessary to implement a bona fide exploration program, we will be subject to regulation by numerous governmental authorities. In order to maintain our claims, we must make annual payments to the BLM and the State of New Mexico.  If we proceed to phase two drilling, we must secure an Access and Land Use Permit. Subsequently, operating and environmental permits will be required from applicable regulatory bodies using technical applications filed by us. The failure or delay in obtaining regulatory approvals or licenses will adversely affect our ability to explore our property and otherwise carry out our business plan.

Any exploration or ultimate production on United States Federal land will have to comply with the Federal Land Management Planning Act, which has the effect generally of protecting the environment. Any exploration or ultimate production on private property, whether owned or leased, will have to comply with the Endangered Species Act and the Clean Water Act. The costs of complying with environmental concerns under any of these acts vary on a case-by-case basis. In many instances the cost can be prohibitive to development. Environmental costs associated with a particular project must be factored into the overall cost evaluation of whether to proceed with the project.

There are no costs to us at the present time except for annual fee payments related to the claims and reclamation bonding requirements of the Bureau of Land Management in connection with compliance with environmental laws. However, because we anticipate engaging in natural resource projects, these costs could occur at any time and the potential liability extensive.

Trademarks and Copyrights

We do not own any patents, trademarks or copyrights.

Employees

We presently do not have any employees and do not anticipate adding employees until our business operations and financial resources so warrant. We consider our current management to be sufficient to satisfy our requirements for the foreseeable future. Our exploration program will be contracted to independent, qualified engineering and consulting firms.

Facilities

We currently use as our principal place of business the business office of our President and director, Geoff Williams, in Salt Lake City, Utah. We have no written agreement and currently pay no rent for use of the facilities. At such time as our business warrants and we have sufficient funds, we will likely secure commercial office space from which to conduct business. We have no current plans to secure such commercial office space.

Industry Segments

No information is presented regarding industry segments.  We are presently an exploration stage company engaged in the mineral exploration business and considered an exploration stage mining company.  Reference is made to the statements of income included in this Form 10-K for a report of our operating history for the past two fiscal years.

Item 1A. Risk Factors.

This item is not required for a smaller reporting company.

Item 1B. Unresolved Staff Comments.

This item is not required for a smaller reporting company.

Item 2.   Description of Property.

We do not presently own any property.

Item 3. Legal Proceedings.

There are no material pending legal proceedings to which the company or any subsidiary is a party, or to which any property is subject and, to the best of our knowledge, no such action against us is contemplated or threatened.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

There is not currently, nor has there ever been, a public trading market for our common stock.  As of the date hereof, there are approximately 33 stockholders of record of our common stock. We are requesting a broker/dealer to make an initial application to FINRA to have our shares quoted on the OTCBB.  The application consists of current corporate information, financial statements and other documents as required by Rule 15c2-11 of the Exchange Act.

Inclusion on the OTCQB will permit price quotations for our shares to be published by that service, although we do not anticipate a public trading market in our shares in the immediate future.  Except for the application to the OTCQB, we have no plans, proposals, arrangements or understandings with any person concerning the development of a trading market in any of our securities. There can be no assurance that our shares will be accepted for quotation and trading on the OTCQB or any other recognized trading market. Also, there can be no assurance that a public trading market will develop following acceptance by the OTCQB or at any other time in the future or, that if such a market does develop, that it can be sustained.

The ability of individual stockholders to trade their shares in a particular state may be subject to various rules and regulations of that state. A number of states require that an issuer's securities be registered in their state or appropriately exempted from registration before the securities are permitted to trade in that state. Presently, we have no plans to register our securities in any particular state.

Penny Stock Rule

It is unlikely that our securities will be listed on any national or regional exchange or The NASDAQ Stock Market in the foreseeable future.  Therefore our shares most likely will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Exchange Act, commonly referred to as the “penny stock” rule.  Section 15(g) sets forth certain requirements for broker-dealer transactions in penny stocks and Rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

The SEC generally defines a penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions.  Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is:

●	registered and traded on a national securities exchange meeting specified criteria set by the SEC;

●	authorized for quotation on the NASDAQ Stock Market;

●	issued by a registered investment company;

●	excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or

●	exempted from the definition by the SEC.

Broker-dealers who sell penny stocks to persons other than established customers and accredited investors, are subject to additional sales practice requirements.  An accredited investor is generally defined as a person with assets in excess of $1,000,000, excluding their principal residence, or annual income exceeding $200,000, or $300,000 together with their spouse.

For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and receive the purchaser's written consent to the transaction prior to the purchase.  Additionally, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market.  A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities.  Finally, monthly statements must be sent to clients disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks.  Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in our common stock and may affect the ability of stockholders to sell their shares.

These requirements may be considered cumbersome by broker-dealers and impact the willingness of a particular broker-dealer to make a market in our shares, or they could affect the value at which our shares trade. Classification of the shares as penny stocks increases the risk of an investment in our shares.

 Rule 144

All of the 6,000,000 shares of our common stock presently outstanding are deemed to be “restricted securities” as defined by Rule 144 under the Securities Act of 1933 (the “Securities Act”). Rule 144 is the common means for a stockholder to resell restricted securities and for affiliates, to sell their securities, either restricted or non-restricted control shares. The SEC amended Rule 144, effective February 15, 2008.

Under the amended Rule 144, an affiliate of a company filing reports under the Exchange Act who has held their shares for more than six months, may sell in any three-month period an amount of shares that does not exceed the greater of:

●  the average weekly trading volume in the common stock, as reported through the automated quotation system of a registered securities association, during the four calendar weeks preceding such sale, or

●     1% of the shares then outstanding.

Sales by affiliates under Rule 144 are also subject to certain requirements as to the manner of sale, filing appropriate notice and the availability of current public information about the issuer.

A non-affiliate stockholder of a reporting company who has held their shares for more than six months, may make unlimited resales under Rule 144, provided only that the issuer has available current public information about itself.  After a one-year holding period, a non-affiliate may make unlimited sales with no other requirements or limitations.

An important exception to the availability of the amended Rule 144 is that Rule 144 is not available for either a reporting or non-reporting shell company, unless the company:

● has ceased to be a shell company;

● is subject to the Exchange Act reporting obligations;

● has filed all required Exchange Act reports during the preceding twelve months; and

● at least one year has elapsed from the time the company filed with the SEC, current Form 10 type information reflecting its status as an entity that is not a shell company.

Because we were classified as a “shell” company, stockholders who currently hold restricted shares of common stock, will not be able to rely on Rule 144 until one year after we ceased to be a shell company and have filed with the SEC adequate information that we are no longer a shell company. On December 17, 2013, we filed a Form 8-K Current Report announcing that were completed the Acquisition Agreement and that we were no longer considered a shell company.  The information included in the Form 8-K was intended to be adequate information that would otherwise be included in a registration statements.  Accordingly, our stockholders, both affiliates and non affiliates, will be eligible to use Rule 144 after December 17, 2014, one year from the initial filing of the Form 8-K.

We cannot predict the effect any future sales under Rule 144 may have on the market price of our common stock, if a market for our shares develops, but such sales may have a substantial depressing effect on such market price.

Dividends Policy

We have never declared cash dividends on our common stock, nor do we anticipate paying any dividends on our common stock in the foreseeable future.

Item 6. Selected Financial Data.

This item is not required for a smaller reporting company.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this Form 10-K.

We are considered an exploration stage company with limited assets and operations.  Ongoing expenses, including the costs associated with the preparation of reports and filing with the SEC, have been paid for by advances from a stockholder, which are evidenced on our financial statements as payable-related party.  It is anticipated that we will require only minimal capital to maintain our corporate viability.  Additional necessary funds will most likely be provided by officers and directors, although there is no agreement related to future funds and there is no assurance such funds will be available.  However, unless we are able to facilitate an acquisition of or merger with an operating business or able to obtain significant outside financing, there is substantial doubt about our ability to continue as a going concern.

Forward Looking and Cautionary Statements

This report contains forward-looking statements relating to future events or our future financial performance.  In some cases, you can identify forward-looking statements by terminology such as “may,” “will” “should," “expect," "intend," "plan," anticipate," "believe," "estimate," "predict," "potential," "continue," or similar terms, variations of such terms or the negative of such terms.  These statements are only predictions and involve known and unknown risks, uncertainties and other factors.  Although forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment, actual results could differ materially from those anticipated in such statements.  Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

Results of Operations

We have not reported revenues since inception and incurred a net loss of $24,055 for the year ended December 31, 2013, compared to a loss of $24,699 for the year ended December 31, 2012.  We have a cumulative net loss of $158,638 since inception through December 31, 2013.  The increase in net loss for 2013 is primarily due to the increase in general and administrative expenses from $18,401 in 2012 to $25,937 in 2013, attributed to an increase in professional expenses for accounting and legal fees related to our requisite periodic filings with the SEC and the Blue Cap transaction. The 2013 loss was partially offset by the $9,595 gain on forgiveness of debt.

Liquidity and Capital Resources

Expenses incurred during 2013 and 2012 have been paid for by a stockholder. At December 31, 2013, we had current assets consisting of cash of $25,012 compared to $0 at December 31, 2012. The increase was due to a $25,070 loan from a stockholder.  At December 31, 2013, we had current liabilities of $141,942 compared to $98,883 at December 31, 2012.  The increase at December 31, 2013 is primarily attributed to the following: (i) the $2,293 increase in accounts payable, from $10,500 at December 31, 2012 to $12,793 at December 31, 2013; (ii) the $33,070 increase in note payable - related party, from $66,816 at December 31, 2012 to $99,886 at December 31, 2013, primarily due to new loans from stockholders; and (iii) the $7,696 increase in accrued interest – related party, from $21,567 at December 31, 2012 to $29,263 at December 31, 2013, which reflects the increase in related party note payable.  Because of our limited cash reserves, we anticipate that we will need to continue to rely on stockholders to pay expenses until such time as we can successfully find a source of outside funding.

In the opinion of management, inflation has not and will not have a material effect on our operations until such time as we successfully complete an acquisition or merger.  At that time, management will evaluate the possible effects of inflation related to our business and operations following a successful acquisition or merger.

Net Operating Loss

We have accumulated a net operating loss carryforwards of approximately $62,319 as of December 31, 2013.  This loss carry forward may be offset against future taxable income through the year 2033.  The use of these losses to reduce future income taxes will depend on the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards.  In the event of certain changes in control, there will be an annual limitation on the amount of net operating loss carryforwards that can be used.  No tax benefit has been reported in the financial statements for the year ended December 31, 2013 because it has been fully offset by a valuation reserve.  The use of future tax benefit is undeterminable because we presently have no operations.

Inflation

In the opinion of management, inflation has not and will not have a material effect on our operations in the immediate future. Management will continue to monitor inflation and evaluate the possible future effects of inflation on our business and operations.

Recent Accounting Pronouncements

The company has evaluated recent accounting pronouncements and their adoption has not had nor is not expected to have a material impact on the company’s financial position or statements.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to stockholders.

Critical Accounting Policies

JOBS Act

The JOBS Act provides that, so long as a company qualifies as an “emerging growth company,” it will, among other things:

● be exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that its independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting;

● be exempt from the “say on pay” and “say on golden parachute” advisory vote requirements of the Dodd-Frank Wall Street Reform and Customer Protection Act (the “Dodd-Frank Act”), and certain disclosure requirements of the Dodd-Frank Act relating to compensation of its chief executive officer and be permitted to omit the detailed compensation discussion and analysis from proxy statements and reports filed under the Securities Exchange Act of 1934; and

● instead provide a reduced level of disclosure concerning executive compensation and be exempt from any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor’s report on the financial statements.

It should be noted that notwithstanding our status as an emerging growth company, we would be eligible for these exemptions as a result of our status as a “smaller reporting company” as defined by the Securities Exchange Act of 1934.

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to take advantage of the benefits of this extended transition period and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

This item is not required for a smaller reporting company.

Item 8. Financial Statements and Supplementary Data.

Financial statements for the fiscal years ended December 31, 2013 and 2012 have been examined to the extent indicated in their reports by Sadler, Gibb & Associates, L.L.C, independent registered public accountants and have been prepared in accordance with accounting principles generally accepted in the United States of America and pursuant to regulations promulgated by the SEC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Westgate Acquisitions Corporation

We have audited the accompanying balance sheets of Westgate Acquisitions Corporation (the Company) as of December 31, 2013 and 2012 and the related statements of operations, stockholders’ deficit and cash flows for the years then ended and for the cumulative period from September 8, 1999 (date of inception) through December 31, 2013.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Westgate Acquisitions Corporation as of December 31, 2013 and 2012, and the results of their operations and cash flows for the years then ended and for the cumulative period from September 8, 1999 (date of inception) through December 31, 2013, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company had accumulated losses of $158,638 for the period from inception through December 31, 2013 which raises substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Sadler, Gibb & Associates, LLC

Salt Lake City, UT

April 10, 2014

WESTGATE ACQUISITIONS CORPORATION
(An Exploration Stage Company)
Balance Sheets

ASSETS

	December 31,	December 31,
	2013	2012

CURRENT ASSETS

Cash	$25,021	$-

Total Current Assets	25,021	-

TOTAL ASSETS	$25,021	$-

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES

Accounts payable	$12,793	$10,500
Accrued interest - related party	29,263	21,567
Note payable - related party	99,886	66,816

Total Current Liabilities	141,942	98,883

STOCKHOLDERS' DEFICIT

Common stock; 20,000,000 shares authorized,
at $0.00001 par value, 6,000,000 and 5,000,000
shares issued and outstanding, respectively	60	50
Additional paid-in capital	41,657	35,650
Deficit accumulated during the development stage	(158,638)	(134,583)

Total Stockholders' Deficit	(116,921)	(98,883)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$25,021	$-

The accompanying notes are an integral part of these financial statements.

WESTGATE ACQUISITIONS CORPORATION
(An Exploration Stage Company)
Statements of Operations

				From
				Inception on
				September 8,
	For the Years Ended			1999 Through
	December 31,			December 31,
	2013		2012	2013

REVENUES	$-		$-	$-

EXPENSES

General and administrative	25,937		18,401	138,953

Total Expenses	25,937		18,401	138,953

LOSS FROM OPERATIONS	(25,937)	-	(18,401)	(138,953)

OTHER EXPENSES

Impairment of mining claims	(17)		-	(17)
Gain on forgiveness of debt	9,595		-	9,595
Interest expense	(7,696)		(6,298)	(29,263)

Total Other Expenses	1,882		(6,298)	(19,685)

LOSS BEFORE INCOME TAXES	(24,055)		(24,699)	(158,638)

PROVISION FOR INCOME TAXES	-		-	-

NET LOSS	$(24,055)		$(24,699)	$(158,638)

BASIC AND DILUTED LOSS PER SHARE	$(0.00)		$(0.00)

BASIC AND DILUTED WEIGHTED AVERAGE
NUMBER OF COMMON SHARES
OUTSTANDING	5,049,315		18,287,671

The accompanying notes are an integral part of these financial statements

WESTGATE ACQUISITIONS CORPORATION
(An Exploration Stage Company)
Statements of Stockholders' Deficit
				Deficit
				Accumulated	Total
			Additional	During the	Stockholders'
	Common Stock		Paid-In	Development	Equity
	Shares	Amount	Capital	Stage	(Deficit)

Balance at inception on September 8, 1999	-	$-	$-	$-	$-

Common stock issued for cash on
September 8, 1999 at $0.00002 per share	30,000,000	300	200	-	500

Net loss from inception on September 8, 1999
through December 31, 1999	-	-	-	-	-
Balance, December 31, 1999	30,000,000	300	200	-	500

Net loss for the period from
January 1, 2000 through
December 31, 2004	-	-	-	(3,320)	(3,320)
Balance, December 31, 2004	30,000,000	300	200	(3,320)	(2,820)

Services contributed by shareholders	-	-	500	-	500

Net loss for the year ended
December 31, 2005	-	-	-	(600)	(600)
Balance, December 31, 2005	30,000,000	300	700	(3,920)	(2,920)

Services contributed by shareholders	-	-	1,700	-	1,700

Net loss for the year ended
December 31, 2006	-	-	-	(5,853)	(5,853)
Balance, December 31, 2006	30,000,000	300	2,400	(9,773)	(7,073)

Services contributed by shareholders	-	-	3,000	-	3,000

Net loss for the year ended
December 31, 2007	-	-	-	(6,482)	(6,482)
Balance, December 31, 2007	30,000,000	300	5,400	(16,255)	(10,555)

Services contributed by shareholders	-	-	6,000	-	6,000

Net loss for the year ended
December 31, 2008	-	-	-	(22,225)	(22,225)
Balance, December 31, 2008	30,000,000	300	11,400	(38,480)	(26,780)

Services contributed by shareholders	-	-	6,000	-	6,000

Net loss for the year ended
December 31, 2009	-	-	-	(23,377)	(23,377)
Balance, December 31, 2009	30,000,000	300	17,400	(61,857)	(44,157)

Services contributed by shareholders	-	-	6,000	-	6,000

Net loss for the year ended
December 31, 2010	-	-	-	(25,033)	(25,033)
Balance, December 31, 2010	30,000,000	300	23,400	(86,890)	(63,190)

Services contributed by shareholders	-	-	6,000	-	6,000

Net loss for the year ended
December 31, 2011	-	-	-	(22,994)	(22,994)
Balance, December 31, 2011	30,000,000	300	29,400	(109,884)	(80,184)

Services contributed by shareholders	-	-	6,000	-	6,000

Cancellation of shares	(25,000,000)	(250)	250	-	-

Net loss for the year ended
December 31, 2012	-	-	-	(24,699)	(24,699)
Balance, December 31, 2012	5,000,000	50	35,650	(134,583)	(98,883)

Common shares issued for mining claims	1,000,000	10	7	-	17

Services contributed by shareholders	-	-	6,000	-	6,000

Net loss for the year ended
December 31, 2013	-	-	-	(24,055)	(24,055)
Balance, December 31, 2013	6,000,000	$60	$41,657	$(158,638)	$(116,921)
The accompanying notes are an integral part of these financial statements.

WESTGATE ACQUISITIONS CORPORATION
(An Exploration Stage Company)
Statements of Cash Flows

			From
			Inception on
			September 8,
	For the Years Ended		1999 Through
	December 31,		December 31,
	2013	2012	2013

CASH FLOWS FROM
OPERATING ACTIVITIES

Net loss	$(24,055)	$(24,699)	$(158,638)
Adjustments to reconcile net loss to net cash
used in operating activities:
Services contributed by shareholders	6,000	6,000	41,200
Expenses paid on Company's behalf
by a related party	8,000	8,588	74,816
Impairment of mining claims	17	-	17
Changes in operating assets and liabilities:
Change in accrued interest - related party	7,696	6,298	29,263
Change in accounts payable	2,293	3,813	12,793

Net Cash Used in
Operating Activities	(49)	-	(549)

CASH FLOWS FROM INVESTING ACTIVITIES	-	-	-

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from note payable - related party	25,070	-	25,070
Common stock issued for cash	-	-	500

Net Cash Provided by
Financing Activities	25,070	-	25,570

NET INCREASE IN CASH	25,021	-	25,021

CASH AT BEGINNING OF PERIOD	-	-	-

CASH AT END OF PERIOD	$25,021	$-	$25,021

SUPPLEMENTAL DISCLOSURES OF
CASH FLOW INFORMATION

CASH PAID FOR:

Interest	$-	$-	$-
Income Taxes	$-	$-	$-

The accompanying notes are an integral part of these financial statements.

WESTGATE ACQUISITIONS CORPORATION

 (An Exploration Stage Company)

Notes to Financial Statements

December 31, 2013 and 2012

1.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Westgate Acquisitions Corporation (The Company) was organized on September 8, 1999, under the laws of the State of Nevada. The Company is an exploration stage company and has not commenced principle operations as of the balance sheet date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basic Loss per Common Share

Basic loss per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net income available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. There are no such common stock equivalents outstanding as of December 31, 2013 and 2012.

Dividends

The Company has not adopted any policy regarding payment of dividends. No dividends have been paid during any of the periods shown.

Comprehensive Income

The Company has no component of other comprehensive income. Accordingly, net income equals comprehensive income for the period ended December 31, 2013 and 2012

Advertising Costs

The Company’s policy regarding advertising is to expense advertising when incurred. The Company had not incurred any advertising expense as of December 31, 2013 and 2012.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

Impairment of Long-Lived Assets

The Company reviews and evaluates long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable.  The assets are subject to impairment consideration under ASC 360-10-35-17 if events or circumstances indicate that their carrying amounts might not be recoverable.   When the Company determines that an impairment analysis should be done, the analysis will be performed using rules of ASC 930-360-35, Asset Impairment, and 360-10-15-3 through 15-5, Impairment or Disposal of Long-Lived Assets.

Income Taxes

The Company provides for income taxes under ASC 740, Accounting for Income Taxes. ASC 740 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse. The Company’s predecessor operates as entity exempt from Federal and State income taxes.

1.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

ASC 740 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The provision for income taxes differs from the amounts which would be provided by applying the statutory federal income tax rate of 39% to net the loss before provision for income taxes for the following reasons:

	December 31, 2013	December 31, 2012
Income tax expense at statutory rate	$ (9,381)	$ (9,633)
Contributed services	2,340	2,340
Impairment of mining claims	7	-
Change in valuation allowance	7,034	7,293
Income tax expense per books	$ -	$ -

Net deferred tax assets consist of the following components as of:

	December 31, 2013	December 31, 2012
NOL carryover	$ (61,764)	$ (52,382)
Contributed capital	16,068	13,728
Impairment of mining claims	7	-
Change in valuation allowance	45,689	38,654
Net deferred tax asset	$ -	$ -

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry forwards of $61,764 for federal income tax reporting purposes are subject to annual limitations. When a change in ownership occurs, net operating loss carry forwards may be limited as to use in future years.

Accounting Basis

The basis is accounting principles generally accepted in the United States of America.  The Company has adopted a December 31 fiscal year-end.

Stock-Based Compensation.

As of December 31, 2013, the Company has not issued any share-based payments to its employees.

The Company adopted ASC 718 effective January 1, 2006 using the modified prospective method. Under this transition method, stock compensation expense includes compensation expense for all stock-based compensation awards granted on or after January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of ASC 718. As of December 31, 2013 the Company had not recorded any stock-based compensation expense.

Recent Accounting Pronouncements

The Company has evaluated recent accounting pronouncements and their adoption has not had nor is not expected to have a material impact on the Company’s financial position or statements.

2.           GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principle, which contemplate continuation of the Company as a going concern.  However, the Company has an accumulated deficit of $158,638 as of December 31, 2013.  The Company currently has limited liquidity, and has not completed its efforts to establish a stabilized source of revenues sufficient to cover operating costs over an extended period of time.

Management anticipates that the Company will be dependent, for the near future, on additional investment capital to fund operating expenses The Company intends to position itself so that it may be able to raise additional funds through the capital markets. In light of management’s efforts, there are no assurances that the Company will be successful in this or any of its endeavors or become financially viable and continue as a going concern.

 3.           NOTE PAYABLE-RELATED PARTY

As of December 31, 2013 and 2012, the Company had a note payable to a shareholder of $99,886 and $66,816, respectively. The note payable is unsecured, accrues interest at 10% per annum and is due upon demand. As of December 31, 2013 and 2012, the Company owes $29,263 and $21,567 of accrued interest to the related party, respectively.

4.            CONTRIBUTED SERVICES

During the years ended December 31, 2013 and 2012, a related-party has contributed various administrative services to the Company. These services include basic management and accounting services, and utilization of office space and equipment. These services have been valued at $6,000 for each of the years ended December 31, 2013 and 2012.

5.          SIGNIFICANT EVENTS

Pursuant to an agreement to acquire certain mining claims dated July 13, 2012, certain shareholders agreed to contribute 25,000,000 post-split (1,250,000 pre-split) shares of the Company’s common stock back to the Company, which the Company then cancelled. In addition, the Company authorized and consummated a forward stock-split of the Company’s issued and outstanding shares on twenty (20) shares to one (1) share basis. All references to common stock in these financial statements have been retroactively restated to incorporate the effect of this stock-split.  In addition to the cancellation of shares and the forward stock-split, the Company authorized the issuance of 1,000,000 post-split common shares as consideration of the claims to be acquired.  The claims are located in Socorro County, New Mexico.

On December 12, 2013 the purchase of the mining claims was consummated and the Company formally issued and released the 1,000,000 shares of common stock.  The mining claims were valued at the most recent cash sale price of the Company’s common stock of $0.00002 per share, resulting in a total value of $17.  On December 31, 2013 the Company determined indicators of impairment existed, and based on its cash flows assessment on that date, determined an impairment loss should be recorded in the amount of $17.

6.          SUBSEQUENT EVENTS

In accordance with SFAS 165 Company management reviewed all material events through the date of this report and there are no material subsequent events to report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 9A. Controls and Procedures.

Evaluation of Disclosures and Procedures

As of the end of the period covered by this annual report, our chief executive officer, also acting as principal financial officer, carried out an evaluation of the effectiveness of “disclosure controls and procedures,” as defined in the Securities Exchange Act of 1934, Rules 13a-15(e) and 15-d-15(e).  Based upon that evaluation, it was concluded that as of December 31, 2013, our disclosure controls and procedures were not effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is:

(i)  recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms; and

(ii)  accumulated and communicated to management, including our chief executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for our company.  Our control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.  Our internal control over financial reporting includes those policies and procedures that:

● pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposition of our assets;

● provide reasonable assurance that the transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures are being made only with proper authorizations of management and directors; and

● provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of company assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect all misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including our principal executive officer and principal financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2013.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control Over Financial Reporting – Guidance for Smaller Public Companies.  Based on our assessment and those criteria, our management concluded that our internal control over financial reporting was not effective as of December 31, 2013.

Changes in Internal Control over Financial Reporting

Management has concluded that controls over both disclosure controls and financial reporting controls are ineffective due to material weaknesses in maintaining sufficient segregation of duties.  Due our size and limited resources, we are unable at this time to implement and maintain proper segregation of duties.

There have been no significant changes in our internal controls over financial reporting or in other factors that could materially affect, or would be likely to materially affect, our internal controls over financial reporting subsequent to the date we carried out our evaluation.

Item 9B. Other Information.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Our executive officers and directors are as follows:

Name        Age Position

Geoff Williams   44 President, CEO and Director

Rachel Winn  43 Secretary / Treasurer and Director

___________________________

All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified.  There are no agreements with respect to the election of directors.  We have not compensated directors for service on the board of directors or any committee thereof, but directors are entitled to be reimbursed for expenses incurred for attendance at meetings of the board and any committee thereof.  However, directors may defer their expenses and/or take payment in shares of our common stock.  As of the date hereof, no director has accrued any expenses or compensation.  Officers are appointed annually by the board of directors and each executive officer serves at the discretion of the board.  We do not have any standing committees.

No director, officer, affiliate or promoter of our company has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or is any such person the subject or any order, judgment, or decree involving the violation of any state or federal securities laws.

Directors currently devote only such time to company affairs as needed.  The time devoted could amount to as little as 1% of the time they devote to their own business affairs, or if business conditions ultimately warrant, they could possibly elect to devote their full time to our business.  Presently, there are no other persons whose activities are material to our operations.

Currently, there is no arrangement, agreement or understanding between management and non-management stockholders under which non-management stockholders may directly or indirectly participate in or influence the management of our affairs.  Present management openly accepts and appreciates any input or suggestions from stockholders.  However, the board of directors is elected by the stockholders and the stockholders have the ultimate say in who represents them on the board.  There are no agreements or understandings for any officer or director to resign at the request of another person and none of the current offers or directors of are acting on behalf of, or will act at the direction of any other person.

The business experience of each of the persons listed above during the past five years is as follows:

Geoff Williams.  Mr. Williams has served as a director and President of our company since its inception in September 1999. From 1994 to the present, Mr. Williams has been a representative of Williams Investments Company, a Salt Lake City, Utah financial consulting firm involved in facilitating mergers, acquisitions, business consolidations and financings.  Mr. Williams attended the University of Utah and California Institute of the Arts.  Mr. Williams also serves as our principal financial officer and principal accounting officer.

Mr. Williams is currently a director, President and C.E.O. of Westgate Acquisitions Corp. and, until he resigned in February 2010, he was a director, President and C.E.O. of Greyhound Commissary, Inc., now known as Tanke Biosciences Corp.  Mr. Williams was also a director of U.S. Rare Earths, Inc. from November 2011 to August 2012, and has served as President and a director of Protect Pharmaceutical Corporation since February 14 2012.

Rachel Winn.  Ms. Winn was appointed a director and Secretary on October 3, 2012. Since May 1, 2009, she has been the assistant office manager at Williams Investment Company. Ms. Winn also serves as a Director on the Board of Directors of Red Mountain Inc. and Fortune Viniculture. Recently, she has assumed the responsibility of overseeing all secretarial services concerning Elite Engineering Solutions, and is the personal assistant to Shaun Wyllie, the company’s Director of Operations.

Ms. Winn graduated from East High school in 1988. She then went on to work at a Reservations Network in Park City, Utah from 1988 until 1991. Her duties included typing, filing, reception and property management. In 1991 she moved to Salt Lake City and worked in the food service industry at The Red Lion Hotel, Harris and David’s Café, Dee’s Family Restaurant and at The Other Place Restaurant. In 2005, Ms. Winn became the Client Services Coordinator at the law firm of Ray Quinney and Nebeker in Salt Lake City until 2007 when she accepted a position at Adult Beverage Control Systems, supervising the Northern portion of the Salt Lake Valley until 2009.  Ms. Winn is the wife of Geoff Williams.

Compliance With Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of our common stock, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities.  We believe that that no reports were filed during the fiscal year 2013.

Code of Ethics

We currently do not have a code of ethics.  During the current fiscal year, we do intend to adopt a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions.

Item 11. Executive Compensation.

We have not had a bonus, profit sharing, or deferred compensation plan for the benefit of employees, officers or directors.  We have not paid any salaries or other compensation to officers, directors or employees for the years ended December 31, 2013 and 2012.  Further, we have not entered into an employment agreement with any of our officers, directors or any other persons and no such agreements are anticipated in the immediate future.  We expect that directors will defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration.  As of the date hereof, no person has accrued any compensation.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following table sets forth information, to the best of our knowledge, as of October 27, 2014, with respect to each person known by us to own beneficially more than 5% of the outstanding common stock, each director and all directors and officers as a group. All share amounts reflect the 20 shares for one share forward stock split effected July 18, 2012. Unless otherwise noted, the address of each person below is c/o 2681 East Parleys Way, Suite 204, Salt Lake City, Utah 84109.

Name and Address   Amount and Nature of     Percent

of Beneficial Owner    Beneficial Ownership     of Class(1)

     Directors and Officers

Geoff Williams * 2,000,000    33.3%

      5% Stockholders

Edward F. Cowle * 2,000,000    33.3%

H. Deworth Williams 684,000    16.7%

Blue Cap Development Corp.(2) 1,000,000    11.4%

All directors and officers 2,000,000      33.3%

   a group (2 persons)

 * Director and/or executive officer

Note: Unless otherwise indicated, we have been advised that each person above has sole voting power over the shares indicated above.

(1) Based upon 5,000,000 shares of common stock outstanding on October 27, 2014.

(2) Blue Cap Development Corp. is a private Nevada corporation that is principally owned by Edward F. Cowle and H. Deworth Williams, who have voting and investment control over the company.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Except as set forth below, there have been no material transactions during the past two fiscal years between our company and any officer, director, nominee for election as director, or any stockholder owning greater than five percent (5%) of our outstanding shares, nor any member of the above referenced individuals' immediate families.

Two principals of Blue Cap, Edward F. Cowle and H. Deworth Williams, are principal stockholders of Westgate, owning approximately 59% of Westgate’s common stock prior to completion of the assignment agreement.  Because of the related nature of the parties to the transaction, Westgate endeavored to conduct an independent investigation of Blue Cap and the Claims and research the merits and value of acquiring the Claims.  The transaction has not been finalized as of the date hereof.

Westgate’s President, Geoff Williams, oversaw the investigation and consulted with outside advisors.  The company researched information and documents related to the Blue Cap Claims and consulted with other persons familiar with the properties and the industry.  Following the review of all available information, we determined that the acquisition of the Claims presented a unique opportunity for the company.  We also believe that the acquisition could be accomplished for a fair, negotiated consideration and the acquisition was in the best interest of our stockholders.

Our officers and directors are subject to the doctrine of corporate opportunities, only insofar as it applies to business opportunities in which we have indicated an interest, either through our proposed business plan or by way of an express statement of interest contained in our corporate minutes.  If directors are presented with business opportunities that may conflict with business interests identified by us, such opportunities must be promptly disclosed to the board of directors and made available to us.  In the event the board rejects an opportunity so presented and only in that event, any officer or director may avail himself or herself of such an opportunity.  Every effort will be made to resolve any conflicts that may arise in favor of our company.  There can be no assurance, however, that these efforts will be successful.

In the event of a successful acquisition or merger, a finder's fee, in the form of cash or securities, may be paid to persons instrumental in facilitating the transaction.  We have not established any criteria or limits for the determination of a finder's fee, although it is likely that an appropriate fee will be based upon negotiations by management, the appropriate business opportunity and the finder.  Such fees are estimated to be customarily between 1% and 5% of the size of the transaction, based upon a sliding scale of the amount involved.  Management cannot at this time make an estimate as to the type or amount of a potential finder's fee that might be paid, but is expected to be comparable to consideration normally paid in like transactions.  It is unlikely that a finder's fee will be paid to an affiliate because of the potential conflict of interest that might result.  Any such fee would have to be approved by the stockholders or a disinterested board of directors.

None of our directors are deemed to be independent directors.  We do not have a compensation, audit or nominating committee, rather those functions are carried out by the board as a whole.

Item 14. Principal Accounting Fees and Services.

We do not have an audit committee and as a result our entire board of directors performs the duties of an audit committee.  Our board of directors will approve in advance the scope and cost of the engagement of an auditor before the auditor renders audit and non-audit services. As a result, we do not rely on pre-approval policies and procedures.

Audit Fees

Our current auditors, Sadler, Gibb & Associates, billed us $4,000 and $3,500 for the audit of our annual financial statements included in this annual report for the years ended December 31, 2013 and 2012, respectively.  They also billed us $4,000 for the review of our quarterly reports during 2013.

Audit Related Fees

For the year ended December 31, 2013 and 2012, there were no fees billed for assurance and related services by Sadler, Gibb & Associates relating to the performance of the audit of our financial statements which are not reported under the caption "Audit Fees" above.

Tax Fees

For the years ended December 31, 2013 and 2012, no fees were billed by our current auditors Sadler, Gibb & Associates for tax compliance, tax advice and tax planning.

We do not use Sadler, Gibb & Associates for financial information system design and implementation. These services, which include designing or implementing a system that aggregates source data underlying the financial statements or generates information that is significant to our financial statements, are provided internally or by other service providers. We do not engage Sadler, Gibb & Associates to provide compliance outsourcing services.

The board of directors has considered the nature and amount of fees billed by Sadler, Gibb & Associates and believes that the provision of services for activities unrelated to the audit is compatible with maintaining Sadler, Gibb & Associates’ independence.

PART 1V

Item 15. Exhibits, Financial Statement Schedules

(a) Exhibits

Exhibit No.           Exhibit Name

   3.1* Certificate of Incorporation

 3.2* By-Laws

 4.1* Instrument defining rights of stockholders (See Exhibit No. 3.1, Certificate of Incorporation)

    10.1** Assignment Agreement with Blue Cap Development Corporation

      10.2 First Addendum to Assignment Agreement

31.1   Certification of C.E.O. and Principal Accounting Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1   Certification of C.E.O. and Principal Accounting Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

________________

* Previously filed as an Exhibit to the Form 10-SB filed February 6, 2008.

** Previously files as Exhibit to Form 8-K filed July 24, 2012.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

               Westgate Acquisitions Corporation

 By:     /S/   GEOFF WILLIAMS                                         Geoff Williams

President and C.E.O.

Principal Financial Officer

Principal Accounting Officer

Dated:   October 27, 2014

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature                  Title        Date

October 27, 2014

/S/    GEOFF WILLIAMS                    President, C.E.O. and director

Geoff Williams Principal Financial Officer

Principal Accounting Officer

October 27, 2014

/S/    RACHEL WINN                              Secretary and Director

Rachel Winn